OPTIMIZERX CORPORATION
407 SIXTH STREET
ROCHESTER, MI 48307

January 30, 2009

United States Securities and Exchange Commission
100 F Street. N.E.
Washington D.C. 20549
Attn: David Orlic, Special Counsel

Re: OptimizeRX Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed December 31, 2008
File No. 333-455280

Dear Mr. Orlic,

By letter dated January 13, 2009, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s amended Registration Statement on Form S-1 (the “Registration Statement”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

General

1.
We note your response to our prior comment 1 and reissue it in part.  Please provide financial statements for the comparable 2007 interim period (nine months ended 9/30/07), including a balance sheet as of the end of the preceding fiscal year (12/31/07) which should appear next to the interims for comparative purposes.  Refer to Rule 8-03 of Regulation S-X.

Response:

The Company has revised its interim financial statements in accordance with Comment 1.

2.	Please update your disclosure in the Executive Compensation section for your 2008 fiscal year.

Response:

The Company has updated its disclosure in the Executive Compensation section for the 2008 fiscal year.

Cover Page of the Prospectus

3.
We note your response to our prior comment 3.  It appears that the trading in your stock on the pink sheets is limited and sporadic, and as such does not constitute an established public trading market.  Refer to Item 201 (a)(1)(i) of Regulation S-K.  As such you need to provide a price or formula for determining the price at which the stock will be sold by the selling shareholder, or else provide us, as previously requested, with your analysis as to why the trading in your stock constitutes an established public trading market.

Response:

The Company has revised its disclosure to provide a fixed price at which the stock will be sold by the selling shareholder.

Risk Factors
Risk Factors Related to Our Stock
Our issuance of common stock at a price below prevailing trading prices…” page 15

4.
We note your response to our prior comment 4 and reissue it in part.  It does not appear that you revised the disclosure in this risk factor to include the stock issuable upon exercise of the warrants issued to the finder in the September 2008 private placement.  Please advise.

Response:

The Company has revised the Registration Statement to expand the discussion of the risk factor accordingly.

September 8, 2008 Private Placement, page 20

5.
We note your response to our prior comment 8 and reissue it.  It does not appear that you revised the disclosure in response to our prior comment, and that language is missing in the third sentence in the paragraph following the two bullets on page 20.  Please advise.

Response:

The Company has amended the Registration Statement to include missing language referenced in the above Comment 5.

Market Price of and Dividends on Common Equity and Related Stockholders Matters.  p.31

6.
As applicable, please qualify your references to the market prices by appropriate explanation regarding the absence of an established public trading market.  Refer to Item 201(a)(1)(iii) of Regulation S-K.  In addition, update your disclosure to include the high and low prices for the fourth quarter of 2008, and the closing price to a date more recent than November 5, 2008.

Response:

The Company has revised the disclosure referenced in Comment 6 accordingly

Management’s Discussion and Analysis of or Plan of Operation
Nine Months Ended September 30, 2008
Liquidity and Capital Resources, p.33

7.
We note your response to our prior comment 10 and reissue it in part.  Quantify the amount of funds that you  are using on a monthly basis and quantify by how much you expect this amount to vary in the next 12 months.

Response:

The Company has revised the above referenced disclosure.

Transactions with Related Persons, Promoters and Certain Control Person, p. 39

8.	We note your response to our prior comment 13 and your statement that Ms. Pinella owns more than 5% of the stock. However, she does not appear on the beneficial ownership table. Please advise.

Response:

The Company has revised its disclosure to include Ms. Pinella in the beneficial ownership table.

Signatures

9.
We note your response to our prior comment 15 and reissue it in part.  The Form S-1 must be signed by your Principal Financial Officer or a person performing similar functions.  With your next amendment, please provide the signature of the CFO or designate who is signing in the capacity of CFO.

Response:

The Company has revised the signature blocks accordingly.

The Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
●	Any changes to disclosure in response to the Commission’s comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please feel free to contact me at any time.

Sincerely,

/s/ Dave Harrell

Dave Harrell
Chief Executive Officer